EXHIBIT H
                                                                  Page 1 of 2



                   CAPITALIZATION AND CAPITALIZATION RATIOS
                   ----------------------------------------

                                (IN THOUSANDS)





      The capitalization of GPU, Inc. and Subsidiary Companies at June 30, 1998 is as follows:



                                    Actual             Pro Forma (3)
                             -----------------    -------------------
                                 Amount     %         Amount     %
                             ---------   -----    ----------   -----
Long-term debt(1)            $4,392,057   51.4    $4,392,057   51.5
Notes payable                   487,160    5.7       487,160    5.7
Preferred stock (2)             155,478    1.8       155,478    1.8
Subsidiary-obligated
 mandatorily redeemable
 preferred securities           330,000    3.9       330,000    3.9
Common equity                 3,172,886   37.2     3,160,786   37.1
                              ---------   ----     ---------   ----
                             $8,537,581  100.0    $8,525,481  100.0
                             ==========  =====    ==========  =====





(1)   Includes securities due within one year of $350,671.
(2)   Includes securities due within one year of $2,500.
(3) The pro forma capitalization excludes approximately $735 million of GPU's proportionate share of non-recourse debt used to finance the acquisition of exempt wholesale generators and foreign utility companies, as defined under the Public Utility Holding Company Act of 1935, which debt is not consolidated for financial reporting purposes. After giving effect to the non-recourse debt, the pro forma percentages would be as follows: Long-term debt 55.4%; Notes payable 5.2%; Preferred stock 1.7%; Subsidiary-obligated mandatorily redeemable preferred securities 3.6%; and Common equity 34.1%.

                                                                  EXHIBIT H
                                                                  Page 2 of 2


                            PRO FORMA ADJUSTMENTS
                            ---------------------

                               (IN THOUSANDS)*





      The pro forma adjustments affecting the common equity portion of GPU's capitalization are as follows:



                                                               Amount
                                                               --------

Annual SAP savings (primarily
   labor-related costs)                                     $   23,700
One-time benefit related to
   inventory reductions                                          8,000
Annual reduction of inventory
   carrying costs                                                1,200
SAP implementation excluding
   capitalized costs(7/1/98-12/31/99)                          (55,200)
Annual incremental costs(primarily
   due to software license for SAP)                             (3,600)
One-time reversal of deferred income
   taxes associated with meters and
   transformers sold to GPUS                                     3,100
Income tax benefit related to the net
   effect of the proposed transactions
   (41.2% tax rate)                                             10,700
   -----                                                        ------

      Total                                                 $  (12,100)
                                                            ==========







* GPU estimates that these savings/costs will be shared in the following percentages: JCP&L-46%, Met-Ed-25%, and Penelec-29%.